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                                           October 27, 2000

Via Facsimile & EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20548
Attn:  Jeffrey J. Minton

          Re:  InFlow, Inc.
          Commission File No. 333-30684  Application for Withdrawal
          ---------------------------------------------------------

Dear Mr. Minton:

          Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto, Commission File No. 333-30684 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on February 18, 2000.

          Pursuant to the Registration Statement, the Registrant proposed to register certain shares of its Common Stock, $0.001 par value per share for issuance to the public with a proposed maximum offering price of $128,800,000. Based upon the changed circumstances affecting the securities markets at this time, the Registrant believes that it would not be in the best interests of the Registrant or its stockholders to presently pursue a discretionary financing. Furthermore, no securities have been sold under the Registration Statement.

          Accordingly, we request an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.
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Securities and Exchange Commission                              October 27, 2000
                                                                          Page 2

          If you have any questions regarding the foregoing application withdrawal, please contact Richard R. Plumridge or Jeff T. Harris at Brobeck, Phleger & Harrison LLP, legal counsel to the Registrant in connection with the Registration Statement, at (303) 410-2000.

                                 Sincerely,

                                 INFLOW, INC.

                                 /s/ Arthur H. Zeile

                                 Arthur H. Zeile
                                 President and Chief Executive Officer

cc:  Thomas Choie, The Nasdaq Stock Market, Inc.
     William F. Schwitter, Esq.
     Jeffrey J. Pellegrino, Esq.